STELLAR BIOTECHNOLOGIES REPORTS ON ANNUAL GENERAL AND SPECIAL MEETING

PORT HUENEME, CA (February 20, 2013) -- Stellar Biotechnologies, Inc. ("Stellar" or "the Company") (OTCQB: SBOTF) (TSX VENTURE: KLH) announces that it held its Annual General and Special Meeting of Shareholders (the “Meeting”) on Tuesday, February 12, 2013 at which Meeting all resolutions were approved. The resolutions passed at the Meeting include the following:

1.

The number of directors for the ensuing year was set at six.

2.

The following individuals were elected directors of the Company: Gregory T. Baxter, Darrell H. Brookstein, David L. Hill, Daniel E. Morse, Frank R. Oakes and Mayank (Mike) Sampat.

2.

D&H Group LLP, Chartered Accountants, were re-appointed as auditors of the Company.

3.

Disinterested shareholders approved the grant of an aggregate of 735,557 options under the existing stock option plan to insiders of the Company that exceeded the 10% limit reserved for insiders at the date of grant.

4.

A special resolution authorized the alteration of the Company’s Notice of Articles and Articles to amend and increase the authorized share structure of the Company, to authorize an unlimited number of Preferred Shares without par value, issuable in series, with special rights and restrictions applicable to the Preferred Shares which permit the directors to affix specific rights and restrictions to each series if, as and when issued.

The Board of Directors appointed the following officers of the Company for the ensuing year:

Frank R. Oakes

President and Chief Executive Officer

Darrell Brookstein

Executive VP – Corporate Development and Finance and Corporate Secretary

Scott Davis

Chief Financial Officer

Herbert S. Chow

Chief Technology Officer

Catherine Brisson

Chief Pharmaceutical Officer

Mayank (Mike) Sampat, David L. Hill and Frank R. Oakes were re-appointed members of the Audit Committee for the ensuing year, of which Mayank (Mike) Sampat is Chair.

About Stellar Biotechnologies, Inc.

Stellar Biotechnologies, Inc. (OTCQB: SBOTF) (TSX VENTURE: KLH) is the world leader in sustainable manufacture of Keyhole Limpet Hemocyanin (KLH). KLH is an important immune-stimulating protein used in wide-ranging therapeutic and diagnostic markets. Potent, yet proven safe in humans, KLH operates as both a vital component for conjugate vaccines (targeting cancer, autoimmune, and infectious diseases) as well as an antigen for measuring immune status. Stellar Biotechnologies was founded to address the growing demand for renewable, commercial-scale supplies of high-quality, GMP-grade KLH. Stellar has developed leading practices, facilities and proprietary capabilities to address this need. To receive regular updates, enter email at bottom of http://stellarbiotechnologies.com/investors/news_releases/

Forward Looking Statements

There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Readers should not place undue reliance on such statements. Except in accordance with applicable securities laws, the Company expressly disclaims any obligation to update any forward-looking statements or forward-looking statements that are incorporated by reference herein. This news release does not constitute an offer to sell, or a solicitation of an offer to buy any of the Company's securities set out herein in the United States, or to, or for the benefit or account of, a U.S. Person or person in the United States. Neither TSX Venture Exchange nor its Regulation Services Provider accepts responsibility for the adequacy or accuracy of these releases.

Contact Information

•

Contacts:

Stellar Biotechnologies, Inc.

Darrell Brookstein

Executive VP, Corporate Development and Finance

Email: dbrookstein@stellarbiotech.com

Frank Oakes

Chairman

foakes@stellarbiotech.com

Main +1 (805) 488-2800

Investor Relations:

MZ Group

Mark A. McPartland

Senior Vice President

Phone: 1 212-301-7130

Email: markmcp@mzgroup.us

Web: www.mzgroup.us